SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005 (September 27, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

UBS Global Life Science Conference September 2005

Doug Tough – Chief Executive Officer Rustom Jilla – Chief Financial Officer

1. Overview —Doug Tough

2. Results —Rustom Jilla

3. Strategic Focus —Doug Tough

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this presentation, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected.

Overview

Doug Tough

Who is Ansell?

- A 100+ year old company
- A world leader in healthcare barrier protection products and services
- An Australian listed Company (ASX: ANN) with ADSs on US (NASDAQ: ANSL)
- Market capitalization ~US$1.3 billion
- Sales of ~US$820 million and approximately 11,000 employees
- Statutory HQ in Australia, Operating HQ in the US, 85% of sales in Europe and N. America and most plants in Asia & Mexico.
- Operating currency is the USD
- Filings - Australian Statutory Report and SEC 20F
- Corporate website – www.ansell.com
- Ratings

Ratings	Long Term	Short Term	Outlook
Standard & Poor's	BB+	-	Stable
Moody's	Ba1	Not Prime	Positive

Life. is a risky business…

Infections, Contamination, Viruses & Bacteria, Toxins, Injuries

4.7m work related injuries & illnesses in USA in 2002. Cost $170b

Over 2 million people get infections in US hospitals each year; costing $5b

Only 25% of sexually active people use condoms. Lifetime medical cost of 9 million new cases of STDs in USA in 2000 estimated at over $6b

Food-borne diseases from improper handling, processing and transport caused over 5000 deaths; $5b-$6b in medical costs and lost productivity in US

The first line of defense is barrier protection … this is our business

A Global Leader

Estimated global market size and positions

Surgical Gloves

Market:

US$0.6B

2004

#2 Ansell

23%

Occupational Gloves (Synthetics)

Market:

US$2.1B

2004

#1 Ansell

20%

Exam Gloves (Excluding

Occupational)

Market:

US$1.0B

2003

#2 Ansell

10%

Consumer (Condoms)

Market:

US$0.9B

2003

#3 Ansell

11%

Source: Nielsen, IMS, and internal estimates

Key Customers

Companies: industrial, auto, chemicals, food etc.

Hospitals/Medical Centres

Retail: food stores, drug stores, convenience stores, mass merchandisers

Ansell

Manufacturing Facilities

100 YEARS OF PROTECTION



India & Sri Lanka
- Standard & Premium Surgical
- Condoms
- Powder Free Exam
- General Purpose
- Chemical Resistant
- Critical Environment

Outsource US$75 M
- Powdered Exam
- Vinyl Exam
- Low Volume Items

Americas & UK
- Chemical Resistant
- General Purpose
- Specialty
- High spec knitted

Employees
- 83% in Asia (under 10,000)
- 13% in Mexico
- 3% in North America
- 1% in Europe

Thailand
- Condoms
- Powder Free Exam
- Household gloves
- Synthetic Exam

Malaysia
- Premium Surgical
- Powder Free Exam
- Powdered Exam
- Household gloves
- Primary R&D facility near KL

Results

Rustom Jilla

Ansell Regions – F’05

SALES ($M) = 823.9

15%

Asia Pacific 122.5

Americas 395.3

Europe 306.1

37%

48%

EBITA ($M) = 115.7

25%

Asia Pacific 29.3

Americas 51.1

Europe 35.3

44%

31%

Successful Performance Trends

US$M F’03 F’04 F’05 3 Year CAGR

Sales 758.7 791.9 823.9 4%

Professional: On 6 out of 7 US GPO’s Growth In European Branded Surgical Market

Consumer: New Exciting Retail Offerings – 4 Play, Vibe Product Improvements – Ultra Thin Condom Public Sector Tender Contracts

Occupational: Huge Success of HyFlex Family of Ergonomic Gloves (27% Vol F’05) Geographical expansion into Emerging markets Value Added Selling through Proprietary SafetyNet Software

Ansell — Successful Performance Trends Cont.

US$M	F'03	F'04	F'05	3 Year CAGR
Segment EBITA	93.6	104.1	115.7	11%
EBITA/Sales Margin	12.3%	13.1%	14.0%	7%

Professional:

- Trend from Powdered Surgical/Exam Gloves to Powder Free and Synthetic
- Production moved from US to Asia, Asian outsourcing

Consumer:

- New Products – Vibe, Foam Lined Hand Care Household Gloves
- Condom Tender business driving high plant efficiencies

Occupational:

- Replacement of lower technology products with HyFlex Family
- US production moved to Mexico, Sri Lanka. Asian outsourcing

Successful Performance Trends Cont.

US$M 3 Year

F’03 F’04 F’05 CAGR

Attributable Profit – Pre SPT 29.3 50.4 68.8 53%

– Post SPT 29.3 50.4 7.9

Free Cash Flow 67.5 76.3 93.8 18%

Working Capital 167.5 168.6 168.8 0.4%

Gearing (Net Debt/Net Debt & Equity) 18.1% 12.8% 19.6% 4%

Healthcare ROA (Excluding SPT) 18.0% 19.1% 22.6% 12%

Share Buy Back 4.8 47.9 121.7 -

Note: SPT is a Non Core Partnership with Goodyear, which Ansell intends to Exit within a year, as documented in the Partnership Agreement. Investment written down by $60.9M in F’05

Delivering Total Shareholder Return

EPS (Pre SPT write-down) A26.7¢ A39.1¢ A54.5¢

ROE (Pre SPT write-down) 5.6% 8.8% 12.6%

Dividends A11¢ A13¢ A17¢

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

1 July 02 31 Dec 02 30 June 03 31 Dec 03 30 June 04 31 Dec 04 30 June 05 $6.58 $3.70

3,228

F’03 TSR -11% $5.85

AUD

$3.94

USD

3,027

ASX 200

F’04 TSR 34% $7.74 $5.35

3,533

AUD +53% $10.04

USD +207% $7.65

ASX200+31%

4,228

F’05 TSR 32%

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

Strategic Focus

Doug Tough

Strategic Evolution

From meeting multi-year Segment EBITA commitments to advancing Ansell Growth Strategy for F’06 and Beyond

Methodology:

F’05 Base

Organic Growth

Geographic Focus

Technology

Bolt on Acquisitions

Strategic Initiatives

Key Messages

A Global Leader

Strong Market Positions

Geographic & Product Diversification

A Solid Record of Delivering Profit Growth, Shareholder Value and High ROA

Established Platform for Future Growth among compelling opportunities

- Organic

- Geographical

- External

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: September 27, 2005